

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 6, 2015

Via E-mail
Steven L. Brake
Chief Financial Officer
25521 Commercentre Drive
Lake Forest, California 92630

      Re: Del Taco Restaurant Properties I; File No. 000-16191
              Del Taco Restaurant Properties II; File No. 000-16190
              Del Taco Restaurant Properties III; File No. 000-16851
              Del Taco Income Properties IV; File No. 033-13437
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed October 6, 2015

Dear Mr. Brake:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Peggy Kim

                                        Peggy Kim
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Katherine J. Blair, Esq.
        Manatt, Phelps & Phillips, LLP